РАО «ЕЭС РОССИ[redacted]
РОССИЙСКОЕ ОТКР[redacted]
ОБЩЕСТВ[redacted] ...ИИ
«ЕДИНА[redacted] ...ИИ»
Россия, 1 ... 3

06014039

RAO «UES of RUSSIA»
RUSSIAN
JOINT STOCK COMPANY
«UNIFIED ENERGY SYSTEM OF RUSSIA»

101, bld. 3, pr. Vernadskogo, Moscow, 119526, Russia,
Tel. +7 095 710-41-05
Fax +7 095 206-80-87

Mail Stop 3628
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

RECEIVED
2006 JUN -2 P 4:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 19, 2005

Re: Disclosure materials provided by RAO Unified Energy Systems of Russia (File No. 82-4077) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sirs:

RAO Unified Energy Systems of Russia (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(i) of the Rule.

THIS SUBMISSION CONTAINS THE IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF RAO UESR GROUP FOR 9 MONTHS ENDED 30 SEPTEMBER 2005

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact us by calling collect at [+7 *(095) 710-59-37*] with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

Very truly yours,

PROCESSED
JUN 0 5 2006
THOMSON FINANCIAL

Andrey V. Gabov
Head of Department of Corporate Governance and Investor Relations

Sergey V. Mukshakov
Head of The Financial and Tax Accounting Department

cc: **Deutsche Bank**
Pavel Polyakov

dlw 6/5

RAO UES GROUP
IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2005

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

AUDITORS' REPORT

To the Shareholders and Board of Directors of the Russian Open Joint Stock Company for Energy and Electrification Unified System of Russia ("RAO UES")

1. We have audited the accompanying consolidated interim balance sheet of RAO UES and its subsidiaries (the "Group") as of 30 September 2005 and the related consolidated interim statements of operations for the three and nine months then ended, cash flows and changes in equity for the nine months then ended. These consolidated interim financial statements as set out on pages 3 to 52 are the responsibility of the RAO UES' management. Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit.
2. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. In our opinion, the accompanying consolidated interim financial statements present fairly, in all material respects, the financial position of the Group as of 30 September 2005, and of the results of its operations for the three and nine months then ended and its cash flows for the nine months then ended in accordance with International Accounting Standard 34 "Interim Financial Reporting".
4. Without qualifying our opinion, we draw your attention to Notes 1 and 7 to the accompanying consolidated interim financial statements. The Government of the Russian Federation has a controlling interest in RAO UES and Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

ZAO PricewaterhouseCoopers Audit.

Moscow, Russian Federation

24 April 2006

RAO UES Group

Consolidated Interim Balance Sheet as at 30 September 2005
(in millions of Russian Roubles)

	Notes	30 September 2005	31 December 2004
ASSETS			
Non-current assets			
Property, plant and equipment	8	921,016	892,881
Investments in associates and jointly controlled entity	9	1,691	1,030
Deferred profit tax assets	15	5,046	5,937
Other non-current assets	10	38,397	32,561
Total non-current assets		**966,150**	**932,409**
Current assets			
Cash and cash equivalents	11	34,289	35,844
Accounts receivable and prepayments	12	131,445	111,242
Inventories	13	46,099	41,956
Other current assets		9,474	5,547
Total current assets		**221,307**	**194,589**
TOTAL ASSETS		**1,187,457**	**1,126,998**
EQUITY AND LIABILITIES			
Equity			
	14		
Share capital			
Ordinary shares (nominal value RR 20,521 million)		147,439	147,439
Preference shares (nominal value RR 1,038 million)		7,667	7,667
Treasury shares		(3,707)	(3,925)
Retained earnings and other reserves		465,963	462,470
Total equity attributable to the shareholders of RAO UES		**617,362**	**613,651**
Minority interest		232,445	227,633
Total equity		**849,807**	**841,284**
Non-current liabilities			
Deferred profit tax liabilities	15	55,485	56,091
Non-current debt	16	33,929	20,047
Other non-current liabilities	17	15,950	17,035
Total non-current liabilities		**105,364**	**93,173**
Current liabilities			
Current debt and current portion of non-current debt	18	87,070	65,949
Accounts payable and accrued charges	19	94,574	83,865
Taxes payable	20	50,642	42,727
Total current liabilities		**232,286**	**192,541**
Total liabilities		**337,650**	**285,714**
TOTAL EQUITY AND LIABILITIES		**1,187,457**	**1,126,998**

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

24 April 2006

The accompanying notes are an integral part of these consolidated interim financial statements.

RAO UES Group

Consolidated Interim Statement of Operations for the three and nine months ended 30 September 2005
(in millions of Russian Roubles)

	Notes	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Revenues	21	151,157	542,267	134,983	477,713
Other operating income	5	2,250	2,250	-	-
Operating expenses	22	(158,282)	(502,551)	(134,278)	(435,160)
Operating (loss)/ profit		**(4,875)**	**41,966**	**705**	**42,553**
Finance costs – net	23	(4,274)	(12,405)	(5,929)	(11,626)
Share of profit/(loss) of associates and jointly controlled entity	9	1	(57)	(6)	(170)
(Loss)/profit before profit tax		**(9,148)**	**29,504**	**(5,230)**	**30,757**
Total profit tax (charge) / benefit	15	(1,603)	(18,416)	455	(13,327)
(Loss)/Profit for the period		**(10,751)**	**11,088**	**(4,775)**	**17,430**
Attributable to:					
Shareholders of RAO UES		(6,409)	9,749	(1,319)	14,103
Minority interest		(4,342)	1,339	(3,456)	3,327
Earnings per ordinary share for (loss) / profit attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	24	**(0.15)**	**0.22**	**(0.03)**	**0.32**
Earnings per preference share for (loss) / profit attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	24	**(0.15)**	**0.39**	**(0.03)**	**0.50**

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

24 April 2006

The accompanying notes are an integral part of these consolidated interim financial statements.

Consolidated Interim Cash Flow Statement for the nine months ended 30 September 2005

(in millions of Russian Roubles)

	Notes	Nine months ended 30 September 2005	Nine months ended 30 September 2004
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit before profit tax		**29,504**	**30,757**
Adjustments to reconcile profit before profit tax to net cash provided by operations:			
Depreciation and impairment of property, plant and equipment	22	51,213	50,785
Doubtful debtors expense	22	8,788	3,356
Interest expenses	23	12,285	11,975
Share of loss of associates and jointly controlled entity	9	57	170
Loss on disposal of property, plant and equipment		1,003	26
Gain on sale of subsidiary	5	(2,250)	-
Adjustment for other non-cash investing activities		(2,008)	(1,636)
Operating cash flows before working capital changes and profit tax paid		**98,592**	**95,433**
Working capital changes:			
Increase in accounts receivable and prepayments		(24,178)	(12,602)
(Increase) / decrease in other current assets		(887)	505
Increase in inventories		(3,625)	(3,419)
Increase in other non-current assets		(5,117)	(8,495)
Increase in accounts payable and accrued charges		7,973	3,213
Increase / (decrease) in taxes payable, other than profits tax		5,793	(2,662)
Decrease in other non-current liabilities		(7,198)	(9,000)
Profit tax paid		(21,135)	(18,018)
Net cash generated by operating activities		**50,218**	**44,956**
CASH FLOW FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment		(70,558)	(54,518)
Proceeds from sale of property, plant and equipment		1,670	1,931
Proceeds from (purchases)/sales of investments, net		(2,849)	41
Proceeds from sale of subsidiary	5	2,683	-
Acquisition of subsidiaries, net of cash acquired	5	(3,045)	(567)
Net cash used for investing activities		**(72,099)**	**(53,113)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from issuance of current debt		201,102	160,140
Proceeds from issuance of non-current debt		21,624	6,968
Repayment of debt		(189,760)	(142,156)
Interest paid		(6,290)	(5,043)
Dividends paid to RAO UES shareholders		(1,300)	(633)
Dividends paid by Group to minority interest shareholders		(2,826)	(1,811)
Proceeds from share issuance by subsidiaries		416	56
Purchases of/(proceed from) treasury shares of RAO UES, net		36	(2,500)
Purchases of treasury shares of subsidiary, net		(2,676)	-
Net cash generated by financing activities		**20,326**	**15,021**
(Decrease) / increase in cash and cash equivalents		**(1,555)**	**6,864**
Cash and cash equivalents at the beginning of the period	11	**35,844**	**31,978**
Cash and cash equivalents at the end of the period	11	**34,289**	**38,842**

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

24 April 2006

The accompanying notes are an integral part of these consolidated interim financial statements.

RAO UES Group

Consolidated Interim Statement of Changes in Equity for the nine months ended 30 September 2005

(in millions of Russian Roubles)

	Attributable to the shareholders of RAO UES						
	Ordinary share capital	Preference share capital	Treasury shares	Retained earnings and other reserves	Total	Minority interest	Total equity
As at 1 January 2004	**147,439**	**7,667**	**(355)**	**432,553**	**587,304**	**219,687**	**806,991**
Change in fair value of available-for-sale investments	-	-	-	(106)	(106)	-	(106)
Translation differences	-	-	-	87	87	-	87
Net expense recognised directly in equity	-	-	-	(19)	(19)	-	(19)
Profit for the period	-	-	-	14,103	14,103	3,327	17,430
Total recognised income for the period				14,084	14,084	3,327	17,411
Change in treasury shares, net	-	-	(2,500)	-	(2,500)	-	(2,500)
Changes in Group structure	-	-	-	-	-	1,853	1,853
Dividends	-	-	-	(2,399)	(2,399)	(2,131)	(4,530)
At 30 September 2004	**147,439**	**7,667**	**(2,855)**	**444,238**	**596,489**	**222,736**	**819,225**
As at 1 January 2005	**147, 439**	**7,667**	**(3,925)**	**462,470**	**613,651**	**227,633**	**841,284**
Change in fair value of available-for-sale investments (Note 14)	-	-	-	113	113	-	113
Translation differences (Note 14)	-	-	-	324	324	-	324
Net income recognised directly in equity	-	-	-	437	437	-	437
Profit for the period	-	-	-	9,749	9,749	1,339	11,088
Total recognised income for the period	-	-	-	10,186	10,186	1,339	11,525
Change in treasury shares, net (Note 14)	-	-	218	(164)	54	-	54
Changes in Group structure (Note 14)	-	-	-	(3,995)	(3,995)	3,995	-
Acquisitions (Note 5)	-	-	-	-	-	2,232	2,232
Dividends (Note 14)	-	-	-	(2,758)	(2,758)	(2,754)	(5,512)
Employee share-option plan (Note 7)	-	-	-	224	224	-	224
At 30 September 2005	**147,439**	**7,667**	**(3,707)**	**465,963**	**617,362**	**232,445**	**849,807**

Chairman of the Management Board — Chubais A.B.

Financial Director — Dubinin S.K.

24 April 2006

The accompanying notes are an integral part of these consolidated interim financial statements.

(in millions of Russian Roubles)

Note 1: The Group and its operations

The Russian Open Joint Stock Company for Energy and Electrification Unified Energy System of Russia ("RAO UES") was created on 31 December 1992 following the privatisation of certain electricity power generation, transmission and distribution assets formerly under the control of the Ministry of Energy of the Russian Federation. Nuclear generation stations were not transferred to RAO UES.

The RAO UES Group (the "Group") consists of RAO UES and its related subsidiaries and associates. The Group principal subsidiaries as at 30 September 2005 are presented in Note 5.

The Group performs the following major activities:

- ***Generation*** – electricity and heat generation;
- ***Transmission*** – high voltage transmission of electricity;
- ***Distribution*** – delivery of electricity through distribution grids;
- ***Retailing*** – sales of electricity.

RAO UES's registered office is located at bld. 3, 101 Vernadskogo prospect, 119526, Moscow, Russia.

Operating environment. The Russian Federation continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the government, together with tax, legal, regulatory, and political developments.

Relations with the state and current regulation. At 30 September 2005, the Government of the Russian Federation owned 52.7 percent of RAO UES, which represents 55.0 percent of the ordinary shares issued. As discussed in Note 14, only ordinary shares have voting rights. The Group's customer base includes a large number of entities controlled by, or related to, the state. Furthermore, the state controls a number of the Group's fuel and other suppliers.

The government of the Russian Federation directly affects the Group's operations through regulation by the Federal service on tariffs ("FST"), with respect to its wholesale energy sales, and by the regional services on tariffs ("RSTs"), with respect to its retail electricity and heat sales. Tariffs which Group entities may charge for sales of electricity and heat are governed both by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies. As a condition to privatisation in 1992, the government of the Russian Federation imposed an obligation on Group entities to provide connection for the supply of electricity and heating to customers in the Russian Federation.

(in millions of Russian Roubles)

Note 1: The Group and its operations (continued)

As described above and in Notes 2 and 25, the government's economic, social and other policies could have material effects on the operations of the Group.

Regulatory issues and sector restructuring. The Russian electric utilities industry in general and the Group in particular are presently undergoing a reform process designed to introduce competition into the electricity sector and to create an environment in which the Group and its successor companies can raise the capital required to maintain and expand current capacity.

- The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry, both during the transition period and subsequent to the completion of reforms, is set forth in the following legislation: Federal Law No.35-FZ of 26 March 2003 "On Electric Utilities" and Federal Law No.36-FZ of 26 March 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period" and the Introduction of Amendments to Certain Russian Federation Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation" ("Federal Law No.36-FZ").
- In October 2003, the Russian Federation government issued Resolution No. 643 "On the Rules for the Wholesale Electricity (Power) Market during the Transition Period". According to the rules adopted, there will be two sectors within the Federal Wholesale Electricity (Power) Market: regulated trading sector and free trading sector. Within the free trading sector, electricity suppliers will be able to sell electricity generated with the use of facilities and equipment accounting for 15 percent of their working capacity. Since November 2003, the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market", in accordance with the rules for the wholesale electricity (power) market during the transition period, has been holding electricity bidding in the free trading sector at the European part of Russia and in the Urals. Starting from May 2005, free trading sector was extended to Siberia, and starting from October 2005, competitive market of deviations was put in operation. According to the laws underlying the electric utilities reform, subsequently free trading will be extended over the whole volume of trading.
- As at 29 May 2003, the Board of Directors of RAO UES approved a "Concept of RAO UES strategy for the period from 2003 through 2008" (further – the "Concept of RAO UES strategy"). In February 2006 the Board of Directors approved Appendixes to the Concept of RAO UES Strategy: "Territorial generating companies (TGCs) being created on the basis of assets of Holding Company RAO UES" and "Generating companies of the Wholesale Electricity Market (WGCs)". These documents provide a detailed description of the major changes that are planned to take place in the Group during the electric utilities reform program.
- In October 2005 the Board of Directors of RAO UES cancelled the moratorium for disposal of core assets of the Group and determined rules on spending of proceeds from sale of property, plant and equipment and long-term investments.
- In accordance with the Concept of RAO UES strategy and considering the policies of Government of the Russian Federation in respect of the process of reforming, RAO UES is developing the first stage of reorganization of RAO UES, which assumes separation of 2-3 thermal generating companies (WGCs/TGCs) with proportional distribution of shares of the separated companies between shareholders of RAO UES. It is planned to discuss the reorganization of RAO UES at the meeting of RAO UES shareholders by the end of 2006.

At this time, the impact of the industry changes on both the financial results and position of the Group cannot be readily assessed because the specific, detailed mechanisms to effect the restructuring are still being determined. Accordingly, no provision has been recognised for the effects of the restructuring process. The main changes in the Group structure during the restructuring process are described in Note 5.

(in millions of Russian Roubles)

Note 2: Financial condition

As at 30 September 2005, the Group's current liabilities exceeded its current assets by Russian Roubles ("RR") 10,979 million (as at 31 December 2004 the Group's current assets exceeded its current liabilities by RR 2,048 million).

The Group has been improving its financial position, largely through better cash collections and the restructuring of trade and tax liabilities to long term. The effects of the restructuring of accounts and taxes payable are described in Notes 17, 19 and 20. There still remains a significant amount of uncollected accounts receivable from earlier periods. Management has continued its collection and restructuring efforts to reduce the outstanding balances. There is legislation enabling the Group to cut off non-payers, but this is only possible to a certain extent due to strategic and political factors. Federal, municipal and other governmental organisations make up a significant portion of the debtor balance as at 30 September 2005. The Group has provided against doubtful accounts receivable, as further described in Notes 10 and 12.

The Group is affected by government policy through control of tariffs and other factors. The RSTs do not always permit tariff increases in line with increases in the Group's costs and thus some tariffs are insufficient to cover all the costs of generation and distribution. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude additional costs recognised under an IFRS basis of accounting. As a result, tariffs do not consistently allow for an adequate return on investment and currently do not provide sufficient funds for the full replacement of property, plant and equipment. Furthermore, the Group also experiences difficulties raising finance for the necessary investment in generation, transmission and distribution assets.

Group management has been taking the following actions in order to address the issues noted above and improve the Group's financial position:

- introduction of improved financial budgeting procedures; a strong focus on timely cash collection of current and old debtor balances; restructuring of liabilities for repayment over a longer period;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into the Group's generation, transmission and distribution assets; and
- active participation in the restructuring of the electricity sector (refer to Note 1).

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Group and its successors will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Note 3: Basis of preparation

Statement of compliance. These interim consolidated financial statements ("Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Each enterprise of the Group individually maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation ("RAR") with the exception of foreign companies which prepare their statutory financial statements in accordance with their statutory accounting requirements. The accompanying Financial Statements are based on the statutory records and adjusted and reclassified for the purpose of fair presentation in accordance with IFRS.

Reclassifications. Certain reclassifications have been made to prior year data to conform to the current year presentation. All these reclassifications made are not material.

(in millions of Russian Roubles)

Note 3: Basis of preparation (continued)

The Consolidated Interim Statement of Operations for the reporting and preceding periods was changed. Detailed presentation of revenues and operating expenses is provided in Notes 21 and 22 respectively.

Functional and presentation currency. The national currency of the Russian Federation is the Russian Rouble, which is RAO UES's functional currency and the currency in which these Financial Statements are presented. All financial information presented in RR has been rounded to the nearest million.

Accounting of effect of hyperinflation. Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current as at 31 December 2002 are treated as the basis for the carrying amounts in these Financial Statements.

New accounting developments. During the period December 2003 to March 2006, the International Accounting Standards Board ("IASB") revised 25 of its standards and issued 9 new standards. In addition, the International Financial Reporting Interpretations Committee ("IFRIC") issued six new interpretations in 2004, one of which was subsequently withdrawn. These standards are effective for accounting periods commencing on or after 1 January 2005, except for IFRS 6 "Exploration and Evaluation of Mineral Resources" ("IFRS 6") and IFRS 7 "Financial instruments: disclosures" ("IFRS 7"), which are effective for periods commencing on or after 1 January 2006 and 1 January 2007 respectively, but may be adopted early.

With effect from 1 January 2005, the Group adopted all of those IFRS, which are relevant to its operations, except for IFRS 3 "Business Combinations" ("IFRS 3"), IAS 36 (revised 2004) "Impairment of Assets" ("IAS 36") and IAS 38 (revised 2004) "Intangible Assets" ("IAS 38"), which were early adopted by the Group in 2004.

The adoption of IAS 1 "Presentation of Financial Statements" ("IAS 1"), IAS 2 "Inventories" ("IAS 2"), IAS 8 "Policies, Changes in Accounting Estimates and Errors" ("IAS 8"), IAS 10 "Events after the Balance Sheet Date" ("IAS 10"), IAS 16 "Property, Plant and Equipment" ("IAS 16"), IAS 17 "Leases" ("IAS 17"), IAS 21 "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), IAS 24 "Related Party Disclosures" ("IAS 24"), IAS 27 "Consolidated and Separate Financial Statements" ("IAS 27"), IAS 28 "Investments in Associates" ("IAS 28"), IAS 32 "Financial Instruments: Disclosure and Presentation" ("IAS 32"), IAS 33 "Earnings per Share" ("IAS 33") (all revised 2003) and IAS 39 (revised 2004) "Financial Instruments: Recognition and Measurement" ("IAS 39"), IFRS 2 "Share-based Payments" ("IFRS 2") and IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" ("IFRS 5") did not result in substantial changes to the Group's accounting policies. In summary:

The adoption of IAS 1 clarifies certain presentation requirements. Most significantly, the revised standard requires that in the Statement of operations, the minority interest share in the results of subsidiaries, is no longer added or subtracted in arriving at the Group's profit or loss for the period. Instead it is presented as an allocation of the Group's profit or loss for the period. In the balance sheet, minority interest is presented as a separate component of equity rather than being presented between equity and liabilities. As a result, the Statement of Changes in Equity shows the movement in minority interests during the period. Comparatives were restated to reflect these changes.

IAS 24 has affected the identification of related parties and some other related-party disclosures. Under IAS 24 the Group is now no longer exempt from disclosing transactions with other state-controlled entities as with parties under common Governmental control.

IAS 2, 8, 10, 16, 17, 21, 27, 28, 32, 33, 39, IFRS 2 and IFRS 5 had no material effect on the Group's financial position, statements of income or of cash flows.

The following new Standards and Interpretations are not yet effective and have not been applied in preparing these Financial Statements:

(in millions of Russian Roubles)

Note 3: Basis of preparation (continued)

- IFRS 7 "Financial Instruments: Disclosures", which is effective for annual periods beginning on or after 1 January 2007. The Standard will require increased disclosure in respect of the Group's financial instruments.
- Amendment to IAS 1 "Presentation of Financial Statements – Capital Disclosures", which is effective for annual periods beginning on or after 1 January 2007. The Standard will require increased disclosure in respect of the Group's capital.
- Amendment to IAS 19 "Employee Benefits", which is effective for annual periods beginning on or after 1 January 2006. The amendment to IAS 19 introduces an additional option to recognise actuarial gains and losses arising in post-employment benefit plans in full directly in retained earnings in equity. It also requires new disclosures about defined benefit plans and clarifies accounting for a contractual agreement between a multi-employer plan and participating employers.
- Amendment to IAS 39 "Financial Instruments: Recognition and Measurement – The Fair Value Option", which is effective for annual periods beginning on or after 1 January 2006. The amendment restricts the designation of financial instruments as "at fair value through profit or loss". The Group has not yet completed its analysis of the impact of the amendment.
- IFRIC 4 "Determining whether an Arrangement contains a Lease", which is effective for annual periods beginning on or after 1 January 2006. The Interpretation requires certain arrangements to be accounted for as a lease even if they are not in the legal form of a lease. The Group has not yet completed its analysis of the impact of the new Interpretation.

Going concern. The Financial Statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The accompanying Financial Statements do not include any adjustments should the Group be unable to continue as a going concern.

Use of estimates. Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these Financial Statements in conformity with IFRS. Actual results could differ from those estimates. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies made by management in preparing these Financial Statements are described in the following notes:

- Note 8 – Property, plant and equipment;
- Note 12 – Accounts receivable and prepayments;
- Note 13 – Inventories; and
- Note 26 – Contingencies.

Note 4: Summary of significant accounting policies

Principles of consolidation. The Financial Statements comprise the financial statements of RAO UES and the financial statements of those entities whose operations are controlled by RAO UES. Control is presumed to exist when RAO UES controls, directly or indirectly through subsidiaries, more than 50 percent of voting rights. The Group consolidates a number of companies in which the Group owns less than 50 percent of the voting shares. In these circumstances, control exists on the basis of a significant shareholding combined with other factors which allow the Group to exercise control, namely: RAO UES has the majority in the Board of Directors, RAO UES is the dominant owner, RAO UES has major influence over the company operations through its ownership and operation of the national grid.

The majority of the principal subsidiary companies described in Note 5 were transferred to the Group by the state on and after the incorporation of RAO UES as a joint stock company, or as a result of the Group restructuring. These transfers represent a reorganisation of assets under common control and, accordingly, were accounted for in a manner similar to the uniting of interests method of accounting from the date of privatisation of each Group entity, or from the date of Group restructuring.

All inter-company balances and transactions have been eliminated. The minority interest has been disclosed as part of equity.

Note 4: Summary of significant accounting policies (continued)

Investments in associates and jointly controlled entities. Investments in associated enterprises and jointly controlled entities are accounted for using the equity method of accounting, based upon the percentage of ownership held by the Group. Associated enterprises are entities over which RAO UES is presumed to exercise significant influence but which it does not control.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

The Group discontinues the use of the equity method from the date on which it ceases to have joint control over, or have significant influence in, a jointly controlled entity.

Business combinations. All business combinations are accounted for by applying purchase method of accounting. Where the Group obtains control of an entity or a business, it measures the cost of the business combination as the aggregate of:

(a) the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree; and

(b) any costs directly attributable to the business combination.

The acquisition date is the date when the Group effectively obtains control of the acquiree.

Goodwill. Goodwill is recognised on acquisitions of subsidiaries, associates and jointly controlled entities. Goodwill arising on an acquisition represents the excess of the purchase consideration over the acquirer's interest in the net fair value of identifiable assets, liabilities and contingent liabilities. Goodwill is recognised at cost less impairment losses. The carrying amount of goodwill is assessed for impairment on an annual basis. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in associate.

Negative goodwill arising on acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of acquisition. Negative goodwill is recognised immediately in the statement of operations.

Investments. Investments intended to be held for an indefinite period of time are classified as available-for-sale; these are included in other non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, they will need to be sold to raise operating capital or they mature within 12 months, in which case they are included in other current assets. Management determines the appropriate categorisation, current or non-current, at the time of the purchase and re-evaluates it based on maturity at each reporting date.

Available-for-sale investments principally comprise non-marketable securities, which are not publicly traded or listed on the Russian stock exchange. For these investments, fair value is estimated by reference to a variety of methods including those based on their earnings and those using the discounted value of estimated future cash flows. In assessing the fair value, management makes assumptions that are based on market conditions existing at each balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

Purchases and sales of investments are initially measured at fair value and recognised on the settlement date, which is the date that the investment is delivered to or by the Group. Cost of purchase includes transaction costs. The available-for-sale investments are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of these investments are included in the fair value reserve in shareholders' equity in the period in which they arise. Realised gains and losses from the disposal of available-for-sale investments are included in the Statement of operations in the period in which they arise.

The Group does not hold any investments held-to-maturity or for trading purposes.

(in millions of Russian Roubles)

Note 4: Summary of significant accounting policies (continued)

Foreign currency. Monetary assets and liabilities, which are held by the Group entities and denominated in foreign currencies at the balance sheet date, are translated into Russian Roubles at the exchange rates prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the Statement of operations.

The balance sheets of foreign subsidiaries are translated into Russian Roubles at the exchange rate prevailing at the reporting date. Statements of operations of foreign entities are translated at the average exchange rate for the year. Exchange differences arising on the translation of the net assets of foreign subsidiaries are recognised as translation differences and included in the translation reserve in equity.

As at 30 September 2005, the official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian Rouble and the US Dollar ("US$") was RR 28.50: US$ 1.00 (31 December 2004: RR 27.75: US$ 1.00), between the Russian Rouble and Euro RR 34.38: Euro 1.00 (31 December 2004: RR 37.81: Euro 1.00). Exchange restrictions and currency controls exist relating to converting the Russian Rouble into other currencies. The Russian Rouble is not freely convertible in most countries outside the Russian Federation.

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed when they are declared after the balance sheet date, but before the financial statements are authorized for issue.

Property, plant and equipment. Property, plant and equipment are stated at depreciated cost. Deemed cost was initially determined by a third party valuation as at 31 December 1997 and restated for the impact of inflation until 31 December 2002. Adjustments are made for additions, disposals and depreciation charges. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been a change in the estimates used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. The third party valuation was performed in order to determine a basis for cost, because the historical accounting records for property, plant and equipment were not readily available, in accordance with paragraph 16 of IAS 29. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment and the Group has not adopted a policy of revaluation on subsequent measurement. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Renewals and improvements are capitalised and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

Depreciation on property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is available for use. For the property, plant and equipment which were subject to the third party valuation as at 31 December 1997, the depreciation rate applied is based on the estimated remaining useful lives as at the valuation date. The useful lives, in years, of assets by type of facility are as follows:

Type of facility	Acquired prior to 31 December 1997	Acquired subsequent to 31 December 1997
Electricity and heat generation	3 – 50	20 – 50
Electricity transmission	14 – 19	25
Electricity distribution	3 – 40	25
Heating network	3 – 43	20
Other	8 – 24	10

Note 4: Summary of significant accounting policies (continued)

Cash and cash equivalents. Cash comprises cash in hand and cash deposited on demand at banks. Cash equivalents comprise short-term high liquid investments that are readily convertible into cash and have a maturity of three months or less from the date of acquisition and are subject to insignificant changes in value.

Mutual settlements, barter and non-cash settlements. A portion of sales and purchases is settled by mutual settlements, barter and non-cash settlements. These settlements are generally in the form of direct settlement by goods or services with the final customer, cancellation of mutual balances or through a chain of non-cash transactions involving several companies. Non-cash settlements which are expected to be settled within 12 months are recorded as other current assets. These include "veksels" or "bills of exchange" which are negotiable debt obligations. The receivables and payables recorded in the consolidated balance sheet, that are expected to be settled by mutual settlements, barter or non-cash settlements, reflect management's estimate of the fair value to be received or given up in non-cash settlements.

Non-cash transactions have been excluded from the cash flow statement, therefore investing activities, financing activities and the total of operating activities represent actual cash flows.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade and other receivables are adjusted for an allowance made for impairment of these receivables. Such an allowance for doubtful debtors is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivables.

Value added tax on purchases and sales. Value added taxes related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (deferred VAT) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where provision has been made for impairment of receivables, the impairment loss is recorded for the gross amount of the debtor's balance, including VAT. The related deferred VAT liability is maintained until the debtor is written off for tax purposes.

Inventories. Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

Deferred profit taxes. Deferred profit tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets and liabilities are netted only within the individual companies of the Group. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred profit tax is not provided for the undistributed earnings of subsidiaries, as the Group requires profits to be reinvested, and only insignificant dividends are declared. Deferred profit tax is provided for the undistributed earnings of associated enterprises.

Note 4: Summary of significant accounting policies (continued)

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added tax. If accounts payable are restructured and the fair value of the restructured payable differs by more than ten percent from the original liability, then the fair value of the restructured payable is measured as the present value of the future cash flows discounted at the interest rate available to the Group at the date of the restructuring. The amount of the discount is credited to the statement of operations (finance costs - net) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortised over the period of the restructuring as an interest expense.

Debt. Debt is recognised initially at its fair value. Fair value is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price. In subsequent periods, debt is stated at amortised cost using the effective yield method; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised in the statement of operations as an interest expense over the period of the debt obligation. Prior to 2005, certain interest costs on borrowings used to finance the construction of property, plant and equipment were capitalized during the period of construction of those assets; all other borrowing costs were expensed. During 2005 the Group changed its accounting policy to the benchmark treatment prescribed by IAS 23 "Borrowing Costs" of recognizing all borrowing costs as an expense in the period in which they are incurred. Management believes that the new policy is preferable because it results in a more transparent treatment of finance costs.

No adjustments were required to the financial statements or to any periods prior to those presented in order to implement the new policy.

Minority interest. Minority interest represents the minority shareholders' proportionate share of the equity and results of operations of the Group's subsidiaries. This has been calculated based upon the minority interests' ownership percentage of these subsidiaries. Specific rights on liquidation for preference shareholders of subsidiaries are included in the calculation of minority interests.

In prior periods, any gains and losses resulting from transactions with minority shareholders have been recorded in the statements of operations. In 2005 the Group changed its accounting policy to recognize all the gains and losses resulting from the purchases and sales of the minority interest in the statements of changes in equity. Managements believes that the new policy results in a clearer and more consistent presentation of the transactions between equity participants, in particular those arising in connection with restructuring and respective changes in the Group structure. No material adjustments were required to any prior periods presented to implement the policy.

Pension and post-employment benefits. In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pensions and other post-employment benefits are included in wages, benefits and payroll taxes in the statement of operations, however, separate disclosures are not provided as these costs are not material.

Share-based payment transactions. The share option programme allows Group employees to acquire shares of the RAO UES. The fair value of the options is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options is measured based on the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted.

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the payment is probable and reliable estimates exist.

Revenue recognition. Revenue is recognised on the delivery of electricity and heat and on the dispatch of non-utility goods and services during the period. Revenue amounts are presented exclusive of value added tax.

Note 4: Summary of significant accounting policies (continued)

Earnings per share. Preference shares are considered to be participating shares, as their dividend may not be less than that given with respect to ordinary shares. The earnings per share is determined by dividing the profit attributable to ordinary and preference shareholders by the weighted average number of ordinary and preference shares outstanding during the reporting period, excluding the average number of treasury shares held by the Group. Preference shares participate in losses.

Treasury shares. Treasury shares are stated at weighted average cost. Any gains or losses arising on the disposal of treasury shares are recorded directly in equity attributable to the shareholders of RAO UES.

Seasonality. Demand for electricity and heat is influenced by both the season of the year and the relative severity of the weather. Revenues from heating are concentrated within the months of October to March. A similar, though less severe, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel and the purchase of power.

Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. This seasonality does not impact the revenue or cost recognition policies of the Group.

(in millions of Russian Roubles)

Note 5: Principal subsidiaries

All subsidiaries with the exception of foreign companies are incorporated and operate in the Russian Federation. As described in Note 6, in the frame of restructuring the Group is organized into six main business segments. The principal subsidiaries are presented below according to their allocation to the business segments as at 30 September 2005.

Energo companies

Prior to 2005 RAO UES has ownership interests in more than 70 regional vertically integrated power companies (Energo companies) responsible for the generation, distribution and sales of heat and electricity. These ownership interests range from 47 percent to 100 percent. During the sector restructuring the Energo companies are mainly split into generating, distribution, transmission grid and retailing companies.

As of now all the Energo companies that are subject to the restructuring process have developed their plans for reorganization and submitted them to RAO UES. The Board of Directors of RAO UES approved plans for reorganization of 68 Energo companies.

As at 1 April 2006 53 Energo companies of RAO UES Group held general meeting of shareholders at which plans for reorganisation have been approved and the state registration was completed for newly created companies which were split from 56 Energo companies.

As at 30 September 2005 the state registration was completed for newly created companies, which were split from 45 Energo companies.

As at 30 September 2005 the significant Energo companies are:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Centre			*South*		
Vologdaenergo	49.0	49.0	Sulakenergo	99.1	99.1
			Kubanenergo	49.0	49.0
Siberia			*Ural*		
Kuzbassenergo	49.0	49.0	Sverdlovenergo	49.0	65.3
Krasnoyarskenergo	52.2	66.6	Permenergo	49.0	49.0
Altayenergo	54.7	72.2			
North West			*East*		
Lenenergo	56.0	63.6	Khabarovskenergo	48.5	60.2
Kolenergo	49.3	65.5	Kolymaenergo	83.7	83.7
Komienergo	50.1	50.3	Yakutskenergo	47.9	56.3
			Dalenergo	49.0	65.3

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

Generating companies

The wholesale generating companies (WGCs) have been established as subsidiaries of RAO UES with payment for their authorized capitals in shares of subsidiaries of RAO UES and RAO UES-owned property of power plants. Further, WGCs will comprise power plants (generating companies) separated from the Energo companies in the process of their restructuring. It is planned that the power plans will merge with and into corresponding WGCs, which become parent companies.

Detailed description of the major changes that are planned to take place with the wholesale generating companies (WGCs) and the territorial generating companies (TGCs) during the restructuring process are described in the Appendixes to the Concept of RAO UES Strategy "Generating companies of the Wholesale Electricity Market" and "Territorial generating companies being created on the basis of assets of Holding Company RAO UES" approved by the Board of Directors of RAO UES in February 2006.

As at 30 September 2005 the significant generating companies are:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Centre			*Ural*		
Mosenergo	50.9	50.9	Wholesale generating company-1	100.0	100.0
Ryazanskaya GRES	100.0	100.0	Tyumenskaya regional generating company	100.0	100.0
Volzhskaya GES	83.3	86.4	Surgutskaya GRES-2	100.0	100.0
Zagorskaya GAES	50.9	50.9	Permskaya generating company	49.0	64.4
Territorial generating company-2	100.0	100.0	Sverdlovskaya generating company	49.0	65.3
Territorial generating company-4	100.0	100.0	Permskaya GRES	100.0	100.0
Wholesale generating company-3	100.0	100.0	Chelyabinskaya generating company	49.0	58.1
Territorial generating company-6	100.0	100.0	Surgutskaya GRES-1	100.0	100.0
Territorial generating company-8	100.0	100.0	Territorial generating company-10	100.0	100.0
			Wholesale generating company-4	100.0	100.0
			Wholesale generating company-5	90.3	90.3
			Territorial generating company-9	50.0	50.0
Siberia			*East*		
Boguchanskaya GES	64.2	64.2	Bureyskaya GES	94.7	95.0
Berezovskaya GRES-1	100.0	100.0	Zeyskaya GES	56.9	72.5
Federal hydro generating company	100.0	100.0			
Territorial generating company-13	100.0	100.0			
Territorial generating company-14	100.0	100.0			
Territorial generating company-11	100.0	100.0			

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

Middle Volga			*North West*		
Nizhegorodskaya generating company	49.0	62.3	Kaliningradskaya TETS	92.3	92.3
Cheboksarskaya GES	100.0	100.0	Karelenergogeneraciya	100.0	100.0
Territorial generating company-5	100.0	100.0			
			Arkhangelskaya generating company	49.0	59.1
			Territorial generating company-1	59.6	100.0

South		
Sochinskaya TETS	100.0	100.0
Novocherkasskaya GRES	100.0	100.0
Wholesale generating company-2	100.0	100.0
Stavropolskaya GRES	51.1	51.1
Wholesale generating company-6	100.0	100.0

Transmission grid companies

OAO Federal Grid Company of Unified Energy System ("FGC") was established in June 2002 as a wholly-owned subsidiary of RAO UES to manage the transmission of electricity through the use of transmission assets received or earmarked for receipt from RAO UES and its subsidiaries.

OAO System Operator-Central Dispatch Unit of Unified Energy System ("SO-CDU") was established in September 2002 to perform electricity dispatch functions within the unified electricity system of the Russian Federation through the use of assets received or earmarked for receipt from RAO UES and its subsidiaries.

As at 30 September 2005 the significant transmission grid companies are:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Federal grid company	100.0	100.0	Magistralnaya grid company	50.9	50.9
System operator CDU UES	100.0	100.0	Tomskie transmission grids	52.0	59.9

Distribution companies

As at 30 September 2005, 4 Interregional distribution grid companies (IDGCs) have been established. It is planned that shares of distribution companies (DGCs) separated from the Energo companies as a result of the restructuring process will be exchanged for the shares of IDGCs.

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

As at 30 September 2005 the significant distribution companies are:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Centre			*North West*		
Moskovskaya oblastnaya power grid company	50.9	50.9	Arkhenergo	49.0	59.1
Moskovskaya city power grid company	50.9	50.9	Karelenergo	100.0	100.0
Moskovskaya heat grid company	50.9	50.9			
Belgorodenergo	50.4	64.6			
South			*Ural*		
Stavropolenergo	55.1	71.9	Kirovenergo	48.2	64.0

Retailing companies

As at 30 September 2005 the significant retailing companies are:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Centre			*Ural*		
Mosenergosbyt	50.9	50.9	Sverdlovenergosbyt	49.0	65.3
Volgogradenergosbyt	49.3	61.6	Tyumenskaya energy retail company	100.0	100.0
Belgorodskaya retail company	49.0	65.3	Chelyabenergosbyt	49.0	58.1
Voronezhskaya energy retail company	49.0	65.4	Permskaya energy retail company	49.0	64.4
Lipeckaya energy retail company	49.0	49.0	Udmurtskaya energy retail company	49.0	55.4
Yaroslavskaya retail company	47.8	60.3	Ekaterinburgskaya power grid company	44.6	91.0
Vladimirskaya energy retail company	49.0	49.0	Kirovenergosbyt	48.2	64.0
Tverskaya energy retail company	49.0	65.3			
Tulskaya retail company	49.0	49.0			
Smolenskenergosbyt	49.9	61.3			
Ryazanskaya energy retail company	49.0	49.0			
Middle Volga					
Nizhegorodskaya retail company	49.0	62.3			
Chuvashskaya energy retail company	100.0	100.0			
North West			*South*		
Karelskaya energy retail company	100.0	100.0	Energy retail Rostovenergo	48.4	62.8

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

Unallocated

Foreign companies

Name	Ownership %	Voting %	Country
RAO Nordic Oy	60.0	100.0	Finland
Interenergo B. V.	40.2	67.0	Netherlands
MEK	54.0	100.0	Armenia
Silk Road Holdings B.V.	60.0	100.0	Netherlands
Gardabani Holdings B.V.	60.0	100.0	Netherlands
ES Georgia Holdings B.V.	60.0	100.0	Netherlands
Telasi	45.0	75.0	Georgia
Mtkvari	60.0	100.0	Georgia
Sangutdinskaya GES-1	75.0	75.0	Tajikistan

Others

Name	Ownership %	Voting %
OAO COR UES	100.0	100.0
Energy centre	75.0	75.0
Engineering centre UES	100.0	100.0
Inter RAO UES	60.0	60.0

The Group also controls Centre for Assistance in Restructuring the Electricity Sector, a non-commercial partnership.

Differences between ownership interest and voting interest normally represent the effect of preference shares. Primarily RAO UES does not hold any preference shares of its subsidiaries. Such preference shares do not have any voting rights, unless dividends have not been declared fully at the Annual shareholders' meeting.

During the reporting period, RAO Nordic Oy, a Group entity, acquired 51 percent of the shares of ZAO Moldavskaya GRES (Republic of Moldova, Pridnestrovski region) for the total consideration paid in cash RR 1,400 million (US$ 50 million) and 100 percent of the shares of Saint Guidon Invest N.V. (Belgium), the holder of 49 percent of the shares of ZAO Moldavskaya GRES, for the total consideration paid in cash RR 980 million (US$ 35 million).

In June 2005, Interenergo B.V., a Group entity, obtained control over 100 percent of the shares of ZAO Electricheskie Seti Armenii (Republic of Armenia). The total consideration paid in cash was RR 2,089 million (US$ 73 million).

As at the date of preparation of these interim financial statements the Group is still in process of determining the fair values of assets and liabilities of the entities acquired. However, in the management's assessment, these acquisitions will have no significant impact to the financial position, revenues and profit or loss of the Group.

On 1 July 2005 the Board of Directors of RAO UES approved the divestiture by Centre of settlement optimization UES of its stake in Media-Holding REN TV. The decision to divest was driven by the sector restructuring and the resolutions of the Board of Directors of RAO UES of 6 March 2002 and 28 February 2003 that it is necessary for the Group to dispose of their non-core assets. In July 2005, the Group sold its 70 percent shareholding in Media-Holding REN TV, an entity which holds television broadcasting equipment and licenses. Gain on sale of REN TV amounted to RR 2,250 million was included in the other operating income for the nine months ended 30 September 2005. The total consideration received in cash was RR 2,872 million (US$ 100 million). Prior to disposal REN TV was included in segment "Unallocated".

(in millions of Russian Roubles)

Note 5: Principal subsidiaries (continued)

The carrying value of assets and liabilities arising from the disposal are as follows:

Property, plant and equipment	230
Other non-current assets	283
Trade and other receivables	630
Other current assets	12
Inventories	241
Cash and cash equivalents	188
Non-current debt	(5)
Other non-current liabilities	(8)
Deferred tax liabilities	(22)
Total accounts payable and accrued charges	(660)
Net identifiable assets and liabilities	**889**
Less: Minority interest	(267)
Net assets of entity	**622**
Gain on sale	2,250
Total consideration received	**2,872**
Cash disposed of	(189)
Net cash inflow on the disposal	**2,683**

Note 6: Segment information

As described in Note 1 and 5 the Group underwent significant restructuring, which affected identification of its primary reporting segments. It is not practicable to restate the comparative segment information for the previous period due to the nature of the accounting records maintained by the Group in relation to the newly established companies that formed subdivisions of Energo companies prior to restructuring. The primary reporting segments for the current period are presented on the previous and the new basis of the segment identification.

A significant portion of the restructuring occurred on 1 April 2005. As there is no management report available on the new basis for the period before the restructuring, the significant income and expenses for that period were allocated on actual basis with the exception of the wages, repair and maintenance, taxes other than income tax and other expenses. These expenses were extrapolated using the actual expenses for the period from restructuring to the end of the interim period in the view that the operations remain similar in size and nature throughout the interim period.

Primary reporting segments on the previous basis. The Group was organised into four main business segments:

- ***"Hydro and thermal generating stations segment"*** consisted of entities that produced and sold electricity to energos through FOREM, at tariffs set by the FST;
- ***"Transmission segment"*** this segment principally comprised RAO UES, FGC and SO-CDU, which maintained and operated the high voltage electricity transmission grid and performed electricity dispatch functions. Transmission fees are set by the FST;
- ***"Energos segment"*** consisted of regional electricity and heat generation and distribution. The majority of electricity generated by energos was sold within the regions in which the energo operates at tariffs set by RSTs. Certain energos had surplus generation and sold electricity via FOREM. Tariffs in FOREM are set by FST;
- ***"Unallocated"*** consisted of numerous insignificant segments including construction, export generation and sales.

Note 6: Segment information (continued)

Primary reporting segments on the new basis. In the frame of restructuring, the Group is organised into six main business segments:

- ***"Generation segment"*** consists of companies responsible for electricity and heat generation. Heat is sold within the regions in which the companies operate at tariffs set by RSTs. Electricity is sold within the regions and through FOREM based on tariffs set by RSTs and FST. The majority of electricity sales are within the Group. In prior periods the segment information was included into the "Energos segment" and "Hydro and thermal generating stations segment";
- ***"Transmission segment"*** this segment principally comprises RAO UES, FGC and SO-CDU, which maintain and operate the high voltage electricity transmission grid and perform electricity dispatch functions. Transmission fees are set by the FST;
- ***"Distribution segment"*** consists of companies, which are responsible for the delivery of electricity through the low voltage distribution grids at tariffs set by RSTs. The majority of the distribution fees is charged by the distribution segment to the retail segment. In prior periods the segment information was included into the "Energos segment";
- ***"Retailing segment"*** consists of companies, which responsible for sale of electricity to the customers at tariffs set by RSTs. In prior periods the segment information was included into the "Energos segment". The cost of sales of the retailing segment includes power purchased from the generation segment, the transmission fees charged by the transmission segment (where applicable) and the distribution fees charged by the distribution segment;
- ***"Energos segment"*** consists of companies, which have not begun or are in the process of restructuring and responsible for the generation, distribution and sale of heat and electricity. In future periods, in the process of restructuring, size of this segment will be reducing in favour of other segments. Energos which have completed their restructuring process and performed only one type of activity during the nine months ended 30 September 2005, have been included in the respective segments;
- ***"Unallocated"*** consists of numerous insignificant segments including construction, repair, export sales and foreign companies of the Group.

(in millions of Russian Roubles)

Note 6: Segment information (continued)

New basis

Three months ended 30 September 2005

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated	Consolidation adjustments	Total
Third parties	14,027	2,064	3,473	78,858	47,074	7,911	-	**153,407**
Inter-segment	44,389	13,066	22,574	7,058	4,566	6,703	(98,356)	-
Total revenues	**58,416**	**15,130**	**26,047**	**85,916**	**51,640**	**14,614**	**(98,356)**	**153,407**
Segment operating (loss)/profit	**(10,266)**	**5,322**	**3,919**	**(664)**	**(995)**	**660**	**(2,851)**	**(4,875)**
Finance costs – net	-	-	-	-	-	-	-	**(4,274)**
Share of profit of associates and jointly controlled entity	-	-	-	-	-	-	-	**1**
Loss before profit tax	-	-	-	-	-	-	-	**(9,148)**
Total profit tax charge	-	-	-	-	-	-	-	**(1,603)**
Loss for the period	-	-	-	-	-	-	-	**(10,751)**
Capital expenditures	11,249	5,780	7,385	341	6,750	142	-	**31,647**
Depreciation and impairment of property, plant and equipment	7,759	3,678	1,698	104	3,946	489	-	**17,674**
Doubtful debtors expense / (reversal)	1,072	(521)	(56)	1,342	792	40	-	**2,669**

(in millions of Russian Roubles)

Note 6: Segment information (continued)

New basis

Nine months ended 30 September 2005

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated	Consolidation adjustments	Total
Third parties	86,274	5,037	9,894	246,402	175,321	21,589	-	**544,517**
Inter-segment	170,810	41,483	56,514	15,932	9,272	11,094	(305,105)	-
Total revenues	**257,084**	**46,520**	**66,408**	**262,334**	**184,593**	**32,683**	**(305,105)**	**544,517**
Segment operating profit/(loss)	**1,035**	**22,282**	**12,331**	**(3,478)**	**6,961**	**4,602**	**(1,767)**	**41,966**
Finance costs- net	-	-	-	-	-	-	-	**(12,405)**
Share of loss of associates and jointly controlled entity	-	-	-	-	-	-	-	(57)
Profit before profit tax	-	-	-	-	-	-	-	**29,504**
Total profit tax charge	-	-	-	-	-	-	-	**(18,416)**
Profit for the period	-	-	-	-	-	-	-	**11,088**
Capital expenditures	28,864	14,135	15,180	697	17,837	2,170	-	**78,883**
Depreciation and impairment of property, plant and equipment	19,235	8,714	9,279	280	12,744	961	-	**51,213**
Doubtful debtors expense / (reversal)	2,969	(267)	(1,704)	3,482	4,733	(425)	-	**8,788**

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Previous basis

Three months ended 30 September 2005

	Hydro and thermal generating stations	Transmission	Energos	Unallocated	Consolidation adjustments	Total
Third parties	5,782	2,140	136,915	8,570	-	**153,407**
Inter-segment	6,163	12,415	1,114	4,621	(24,313)	-
Total revenues	**11,945**	**14,555**	**138,029**	**13,191**	**(24,313)**	**153,407**
Segment operating profit/(loss)	**2,165**	**6,002**	**(7,871)**	**912**	**(6,083)**	**(4,875)**
Finance costs – net	-	-	-	-	-	**(4,274)**
Share of profit of associates and jointly controlled entity	-	-	-	-	-	1
Loss before profit tax	-	-	-	-	-	**(9,148)**
Total profit tax charge	-	-	-	-	-	**(1,603)**
Loss for the period	-	-	-	-	-	**(10,751)**
Capital expenditures	7,644	5,607	18,335	61	-	**31,647**
Depreciation and impairment of property, plant and equipment	2,046	2,355	12,773	500	-	**17,674**
Doubtful debtors expense / (reversal)	302	(522)	2,872	17	-	**2,669**

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Nine months ended 30 September 2005

	Hydro and thermal generating stations	Transmission	Energos	Unallocated	Consolidation adjustments	Total
Third parties	18,734	5,059	498,952	21,772	-	**544,517**
Inter-segment	36,284	41,221	6,171	8,130	(91,806)	-
Total revenues	**55,018**	**46,280**	**505,123**	**29,902**	**(91,806)**	**544,517**
Segment operating (loss)/profit	**(726)**	**23,761**	**18,603**	**3,048**	**(2,720)**	**41,966**
Finance costs – net	-	-	-	-	-	**(12,405)**
Share of loss of associates and jointly controlled entity	-	-	-	-	-	**(57)**
Profit before profit tax	-	-	-	-	-	**29,504**
Total profit tax charge	-	-	-	-	-	**(18,416)**
Profit for the period	-	-	-	-	-	**11,088**
Capital expenditures	20,829	13,959	41,464	2,631	-	**78,883**
Depreciation and impairment of property, plant and equipment	6,657	7,064	36,422	1,070	-	**51,213**
Doubtful debtors expense / (reversal)	299	(268)	9,213	(456)	-	**8,788**

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Three months ended 30 September 2004

	Hydro and thermal generating stations	Transmission	Energos	Unallocated	Consolidation adjustments	Total
Third parties	6,256	872	122,993	4,862	-	**134,983**
Inter-segment	11,535	11,537	5,328	3,891	(32,291)	-
Total revenues	**17,791**	**12,409**	**128,321**	**8,753**	**(32,291)**	**134,983**
Segment operating profit/(loss)	**52**	**2,916**	**(7,457)**	**5,194**	**-**	**705**
Finance costs – net	-	-	-	-	-	**(5,929)**
Share of loss of associates and jointly controlled entity	-	-	-	-	-	**(6)**
Loss before profit tax	-	-	-	-	-	**(5,230)**
Total profit tax benefit	-	-	-	-	-	**455**
Loss for the period	-	-	-	-	-	**(4,775)**
Capital expenditures	7,028	5,106	15,521	589	-	**28,244**
Depreciation and impairment of property, plant and equipment	1,967	143	11,561	3,540	-	**17,211**
Doubtful debtors (reversal)/expense	(44)	(1,008)	682	277	-	**(93)**

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Nine months ended 30 September 2004

	Hydro and thermal generating stations	Transmission	Energos	Unallocated	Consolidation adjustments	Total
Third parties	17,300	3,248	441,005	16,160	-	477,713
Inter-segment	36,844	36,856	12,621	10,352	(96,673)	-
Total revenues	**54,144**	**40,104**	**453,626**	**26,512**	**(96,673)**	**477,713**
Segment operating profit	**4,594**	**18,825**	**17,932**	**1,202**	**-**	**42,553**
Finance costs – net	-	-	-	-	-	**(11,626)**
Share of loss of associates and jointly controlled entity	-	-	-	-	-	**(170)**
Profit before profit tax	-	-	-	-	-	**30,757**
Total profit tax charge	-	-	-	-	-	**(13,327)**
Profit for the period	-	-	-	-	-	**17,430**
Capital expenditures	14,615	11,598	33,501	1,986	-	**61,700**
Depreciation and impairment of property, plant and equipment	5,166	3,384	33,918	8,317	-	**50,785**
Doubtful debtors expense/(reversal)	373	(1,006)	2,514	1,475	-	**3,356**

New basis

As at 30 September 2005

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated	Consolidation adjustments	Total
Segment assets	421,106	187,467	182,777	26,636	314,461	53,319	-	1,185,766
Associates	414	-	-	-	977	300	-	1,691
Total assets	**421,520**	**187,467**	**182,777**	**26,636**	**315,438**	**53,619**	**-**	**1,187,457**
Segment liabilities	101,285	24,903	43,441	18,862	112,789	36,370	-	**337,650**
Total liabilities	**101,285**	**24,903**	**43,441**	**18,862**	**112,789**	**36,370**	**-**	**337,650**

(in millions of Russian Roubles)

Note 6: Segment information (continued)

Previous basis

As at 30 September 2005

	Hydro and thermal generating stations	Transmission	Energos	Unallocated companies	Consolidation adjustments	Total
Segment assets	188,607	162,687	767,997	66,475	-	**1,185,766**
Associates	-	-	1,391	300	-	**1,691**
Total assets	**188,607**	**162,687**	**769,388**	**66,775**	-	**1,187,457**
Segment liabilities	41,532	21,684	239,192	35,242	-	**337,650**
Total liabilities	**41,532**	**21,684**	**239,192**	**35,242**	-	**337,650**

As at 31 December 2004

	Hydro and thermal generating stations	Transmission	Energos	Unallocated	Consolidation adjustments	Total
Segment assets	161,778	154,864	742,874	66,452	-	**1,125,968**
Associates	-	-	1,030	-	-	**1,030**
Total assets	161,778	154,864	743,904	66,452	-	**1,126,998**
Segment liabilities	42,039	19,072	200,402	24,201	-	**285,714**
Total liabilities	42,039	19,072	200,402	24,201	-	**285,714**

Secondary reporting segments - geographical segments. The Group operates in seven geographical areas within the Russian Federation. These geographical areas correspond to the regions established for the purpose of system operation. Group entities have been aggregated within these geographical areas based on the area where their assets are located, with the exception of the Transmission segment. The transmission grid, owned by RAO UES and FGC, is located throughout the territory of the Russian Federation, but is recorded in the books of these enterprises without details of geographic location. Accordingly, it is not practicable to split these assets on a geographical basis. The newly restructured Energos related to the transmission segment are split by geographical regions. The Group's assets generate revenues primarily within the geographical region where they are located.

(in millions of Russian Roubles)

Note 6: Segment information (continued)

	Revenues			
	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Transmission Segment	14,246	45,971	13,810	41,505
Centre	41,601	173,603	36,422	145,303
North-West	13,777	57,079	14,347	53,614
Urals	33,822	117,753	27,880	104,355
Siberia	15,939	61,626	14,627	55,951
Volga	26,405	60,209	11,847	40,312
Far-East	11,000	42,471	18,712	47,234
South	9,868	37,171	9,884	34,144
	166,658	**595,883**	**147,529**	**522,418**
Unallocated	10,342	26,874	7,977	23,705
Consolidation adjustments	(23,593)	(78,240)	(20,523)	(68,410)
Total	**153,407**	**544,517**	**134,983**	**477,713**

	Total assets		Capital expenditures			
	As at 30 September 2005	As at 31 December 2004	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Transmission Segment	165,588	153,095	5,607	13,959	5,106	11,598
Centre	363,947	402,814	7,822	16,620	6,710	13,295
North-West	112,308	95,604	4,094	12,284	3,294	7,499
Urals	213,473	182,473	3,633	8,781	2,714	5,744
Siberia	133,830	129,237	3,899	8,561	2,269	5,654
Volga	69,767	60,693	1,483	4,105	1,402	2,634
Far-East	127,191	113,783	3,277	7,945	3,517	7,390
South	97,226	70,274	1,635	4,674	2,990	6,488
	1,283,330	**1,207,973**	**31,450**	**76,929**	**28,002**	**60,302**
Unallocated	353,717	267,630	197	1,954	242	1,398
Consolidation adjustments	(449,590)	(348,605)	-	-	-	-
Total	**1,187,457**	**1,126,998**	**31,647**	**78,883**	**28,244**	**61,700**

(in millions of Russian Roubles)

Note 7: Related parties

Associates. The following transactions were carried out with associates and jointly controlled entity; the majority of which are based on tariffs set by FST and RSTs:

	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Electricity and heating revenues	2,310	4,357	522	2,327

For outstanding balance of associates refer Note 12.

In 2004, the Group issued a loan to an associate of the Group, OAO Rossiskiye kommunalniye sistemy (RKS), for the amount of RR 493 million bearing interest of 13 percent per annum. The loan is to be repaid in 2006. As at 30 September 2005 the outstanding recoverable balance of RR 493 million is included within other current assets.

State-controlled entities. In the normal course of business the Group enters into transactions with other entities under Government control. Prices for natural gas, electricity and heat are based on tariffs set by FST and RST. Bank loans are provided on the basis of market rates. Taxes are accrued and settled in accordance with Russian tax legislation.

The Group had the following significant transactions and balances with state-controlled entities:

	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Electricity and heating revenues	46,976	199,383	47,818	185,720
Fuel expenses	17,891	83,841	18,193	74,545
Purchased power expenses	15,043	48,821	15,451	45,879
Interest expense	722	1,709	434	1,076

	30 September 2005	31 December 2004
Accounts receivable and prepayments	65,579	58,489
Accounts payable and accrued charges	23,324	19,203
Non-current and current debt	45,288	34,580

Tax balances are disclosed in Notes 12 and 20. Tax transactions are disclosed in the statement of operations.

During the three and nine months ended 30 September 2005 the Federal government of the Russian Federation and regional governments gave financial assistance to RAO UES Group entities equal to RR 1,397 million for three months and RR 3,061 million for nine months (three and nine months ended 30 September 2004: RR 2,367 million and RR 4,633 million). The assistance in respect of these periods has been recorded as electricity revenue in the statement of operations.

(in millions of Russian Roubles)

Note 7: Related parties (continued)

Directors' compensation. Compensation is paid to members of the Management Board of RAO UES for their services in full time management positions. The compensation is made up of a contractual salary, non-cash benefits, and a performance bonus depending on results for the period according to Russian statutory financial statements. The compensation is approved by the Board of Directors. Discretionary bonuses are also payable to members of the Management Board, which are approved by the Chairman of the Managing Board according to his perception of the value of their contribution.

Fees, compensation or allowances to the members of the Board of Directors for their services in that capacity and for attending Board meetings are paid depending on results for the year. Under the Russian legislation, fees, compensation or allowances to the members of the Board of Directors, being government employees, are paid to the state.

Members of the Board of Directors and the Management Board of RAO UES received the following remuneration:

	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Salaries and bonuses	170	299	109	438
Severance benefits	30	48	67	67
Other	84	105	35	55
Total	**284**	**452**	**211**	**560**

Employee share option plan. In June 2004, the Board of Directors approved a Share Option Plan for the employees of RAO UES (hereinafter the Plan).

The Plan provides for the granting of share options to the members of the Management Board and other key employees of RAO UES (hereinafter the Plan participants).

The Plan participants shall be rewarded for their work in RAO UES over the period of 3 years, starting from 25 June 2004.

In February 2005, the Board of Directors of RAO UES approved a number of changes relating to the list of Plan participants and to the number of shares allocated under the Plan. Key employees from certain Group entities were included into the list.

A total of up to 418,657,600 ordinary shares (or about one per cent of the issued ordinary shares of RAO UES) may be allocated under the Plan. 213,671,372 shares are allocated for granting share options to the members of the Management Board, the remainder to the other key employees of RAO UES.

Ordinary shares ultimately allocated under the Plan are allocated from treasury shares purchased by the Group for that purpose on the open market by a special-purpose entity, which is controlled by the Group. The treasury shares held for the purpose of the Plan will have no voting rights, unless otherwise decided by the Board of Directors.

In the event that the restructuring of RAO UES is completed prior to the exercise date of the share options, the Plan participants will be entitled to purchase successor shares or other securities, distributed among the RAO UES shareholders.

The number of shares, which the Plan participants may purchase as part of implementation of the Plan, in the event that the Plan participant has terminated its employment with the Group entity before 25 June 2007, will be calculated proportionally based on the number of days worked prior to terminating the employment. In case of breaching certain defined provisions of the labour agreement and termination of employment at the initiative of the Group entity, the Plan participants will lose their right to purchase the shares.

(in millions of Russian Roubles)

Note 7: Related parties (continued)

The exercise price of the share option is USD 0.2934 per share, which is the weighted average price of the shares of RAO UES on RTS over the period of 25 June 2003 through 24 June 2004. For Plan participants who joined Group entities after 25 June 2004, the exercise price of the share option is the weighted average price of the shares of RAO UES on RTS one year before the date of the labour agreement. In addition to the exercise price, the Plan participants, who exercise their options, must reimburse part of the interest expenses paid on borrowings, which can be attracted for the purpose of purchases of the shares.

One of the vesting terms of the share options is prepayment by the members of the Management Board (in the amount of 10 percent of the share option agreement) and by other key employees (in the amount of 0,2 percent of the share option agreement). In the event that realization of the share option lapses, the prepayment will be returned to the Plan participant in full.

The Plan participant can exercise the share option at any time over the period of 25 June 2007 through 25 January 2008.

In 2004, the Group issued to the members of the Management Board non-interest bearing loans, which should be used by individuals to make prepayments under the share option agreements. The loans are issued for a period of 5 years. As at 30 September 2005 the amount of loans issued to employees accounted for RR 155 million.

As at 30 September 2005, in the course of the Plan implementation the Group purchased 418,657,600 treasury shares. Their purchase cost was RR 3,571 million.

As at 30 September 2005, the number of outstanding share options was 381,436,585 (as at 31 December 2004 – 365,365,878 options). The Group granted 16,070,707 options during the nine months of 2005.

The fair values of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on Black-Scholes model.

Share price	0.2770 USD
Exercise price	0.2934 USD
Expected volatility	31.00%
Option life	1,095 days
Risk-free interest rate	3.16%
Fair value at measurement date	**0.0690 USD**

The measure of volatility used in option pricing model is the annualised standard deviation of the continuously compounded rates of return on the share over a period of time. To determine volatility we used the historical volatility of the share price over the most recent period (one year before grant date). The range of exercise prices for share options outstanding as at 30 September 2005 lies between USD 0.2827 per share and USD 0.2934 per share.

During the nine months ended 30 September 2005, the Group recognised an expense of RR 224 million related to the fair value of the options.

(in millions of Russian Roubles)

Note 8: Property, plant and equipment

Appraised value or cost

	Electricity and heat generation	Electricity transmission	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at 31 December 2004	762,654	341,279	656,469	135,557	191,882	247,678	2 335,519
Additions through acquisition of subsidiaries	481	22	4,338	8	540	1,448	6,837
Additions	2,068	1,017	521	493	69,878	4,906	78,883
Transfers	13,506	1,919	10,194	3,055	(34,255)	5,581	-
Disposals	(2,002)	(180)	(1,632)	(346)	(4,982)	(3,743)	(12,885)
Disposals to associates	(1,392)	-	(74)	(1,453)	(89)	(935)	(3,943)
Closing balance as at 30 September 2005	775,315	344,057	669,816	137,314	222,974	254,935	2 404,411
Accumulated depreciation (including impairment)							
Opening balance as at 31 December 2004	(468,675)	(204,589)	(465,891)	(97,130)	(23,294)	(183,059)	(1,442,638)
Charge for the period	(12,887)	(8,703)	(11,350)	(3,245)	-	(15,028)	(51,213)
Disposals	1,453	139	1,172	288	3,113	3,119	9,284
Disposals to associates	238	-	40	552	-	342	1,172
Closing balance as at 30 September 2005	(479,871)	(213,153)	(476,029)	(99,535)	(20,181)	(194,626)	(1,483,395)
Net book value as at 30 September 2005	295,444	130,904	193,787	37,779	202,793	60,309	921,016
Net book value as at 31 December 2004	293,979	136,690	190,578	38,427	168,588	64,619	892,881

(in millions of Russian Roubles)

Note 8: Property, plant and equipment (continued)

Appraised value or cost

	Electricity and heat generation	Electricity transmission	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at 31 December 2003	752,306	231,671	708,034	130,722	205,590	242,568	2,270,891
Additions	1,545	1,114	728	274	55,206	2,833	61,700
Transfers	14,140	9,738	7,909	1,811	(41,495)	7,897	-
Disposals	(2,564)	(1,220)	(1,694)	(773)	(3,416)	(4,492)	(14,159)
Closing balance as at 30 September 2004	765,427	241,303	714,977	132,034	215,885	248,806	2,318,432
Accumulated depreciation (including impairment)							
Opening balance as at 31 December 2003	(466,073)	(131,993)	(505,247)	(94,522)	(25,595)	(175,282)	(1,398,712)
Charge for the period	(12,362)	(6,413)	(11,550)	(3,486)	-	(13,287)	(47,098)
Impairment charge	(216)	(629)	-	-	(2,811)	(31)	(3,687)
Transfers	(1,760)	(1)	(655)	(81)	3,316	(819)	-
Disposals	2,026	1,108	1,596	770	169	4,886	10,555
Closing balance as at 30 September 2004	(478,385)	(137,928)	(515,856)	(97,319)	(24,921)	(184,533)	(1,438,942)
Net book value as at 30 September 2004	287,042	103,375	199,121	34,715	190,964	64,273	879,490
Net book value as at 31 December 2003	286,233	99,678	202,787	36,200	179,995	67,286	872,179

Construction in progress represents the carrying amount of property, plant and equipment that has not yet been put into operation, including generating stations under construction.

Depreciation is charged once an asset is available for service.

Other property, plant and equipment include motor vehicles, computer equipment, office fixtures and other equipment.

The assets transferred to the Group upon privatisation did not include the land on which the Group's buildings and facilities are situated. The Group has the option to purchase this land upon application to the state registrator body or to formalise the right for rent. According to Russian legislation expiry date of this option is 1 January 2008. As at 30 September 2005, the majority of the Group's companies have not filed any application to exercise the purchase option.

A portion of property, plant and equipment additions has been settled through mutual settlement, barter and other non-cash transactions. Non-cash transactions in respect of property, plant and equipment are:

	Nine months ended 30 September 2005	Nine months ended 30 September 2004
Non-cash acquisitions	8,325	7,182
Non-cash proceeds from the sale of property, plant and equipment	3,091	1,647

Impairment. In the nine months ended 30 September 2004 an impairment provision of RR 3,687 million was recognised in respect of certain fixed assets and construction in progress.

Management has used various assumptions in the calculation of the recoverable value of property, plant and equipment. Variations in these assumptions may give rise to a significantly different amount for the impairment provision. In management's opinion, the existing provision represents the best estimate of the impact of impairment as a result of the current economic conditions in the Russian Federation.

(in millions of Russian Roubles)

Note 8: Property, plant and equipment (continued)

Leased property, plant and equipment

The Group leased property, plant and equipment under a number of finance lease agreements. At the end of each of the leases the Group has the option to purchase the equipment at a beneficial price. At 30 September 2005 the net book value of leased property, plant and equipment was RR 1,612 million. The leased property, plant and equipment secures lease obligations.

Operating leases

The Group leases a number of land areas owned by local governments under operating lease. Land lease payments are determined by lease agreements.

Operating lease rentals are payable as follows:

	Nine months ended 30 September 2005
Between one and two years	2,302
Between two and five years	5,964
More than five years	25,038
	33,304

Note 9: Investments in associates and jointly controlled entity

The Group has investments in the associated enterprises, which are incorporated and operate in the Russian Federation. The Group has also an investment in the jointly controlled entity which operates in Kazakhstan.

	Kurganenergo	Heat and power company	Stantsiya Ekibastuzskaya GRES-2	Total
Carrying value as at 31 December 2004	1,030	-	-	**1,030**
Deconsolidation of Heat and power company	-	430	-	430
Cost of investment in jointly controlled entity	-	-	288	288
Share of (loss) / profit of associates and jointly controlled entity	(53)	(16)	12	(57)
Carrying value as at 30 September 2005	**977**	**414**	**300**	**1,691**

As at 30 September 2005 and 31 December 2004 the carrying value of Group's investment in Rossiyskie kommunalnye sistemy is nil.

During 2004 management re-assessed the level of control that the Group had over Kurganenergo and determined that control no longer exists, and that the Group exercises significant influence over Kurganenergo. Consequently, the investment in Kurganenergo has been accounted for as an investment in an associate.

During the nine months ended 30 September 2005 the Group determined that the control over Heat and power company no longer exists due to dilution of Group's share. The Group exercises significant influence over Heat and power company, therefore, as at 30 September 2005 the investment in Heat and power company has been accounted for as an investment in associate.

(in millions of Russian Roubles)

Note 9: Investments in associates and jointly controlled entity (continued)

In July 2005, Inter RAO UES, a Group entity, formed a jointly controlled entity with JSC Ekibastuzskiy Energocenter (Kazakhstan) and obtained 50 percent share in OAO Stantsiya Ekibastuzskaya GRES-2.

The following is summarised financial information, in aggregate, in respect of the associates and the jointly controlled entity:

	Ownership %	Voting %	Assets	Liabilities
As at 31 December 2004				
Rossiyskie kommunalnye sistemy	25	25	5,255	(5,558)
As at 30 September 2005				
Rossiyskie kommunalnye sistemy	25	25	7,335	(7,391)
Kurganenergo	49	49	3,492	(1,562)
Heat and power company	25	25	3,276	(1,624)
Stantsiya Ekibastuzskaya GRES-2	30	50	2,782	(44)

	Revenues	Expenses	(Loss)/ Profit
Nine moths ended 30 September 2004			
Rossiyskie kommunalnye sistemy	9,465	(10,553)	(1,088)
Nine moths ended 30 September 2005			
Rossiyskie kommunalnye sistemy	12,249	(12,856)	(607)
Kurganenergo	3,378	(3,487)	(109)
Heat and power company	1,572	(1,484)	88
Stantsiya Ekibastuzskaya GRES-2	1,020	(898)	122

Note 10: Other non-current assets

	30 September 2005	31 December 2004
Available-for-sale investments (carried at cost)	3,445	4,866
Available-for-sale investments (carried at fair value)	3,109	2,996
Advances to contractors	19,473	17,306
Restructured trade receivables (Net of allowance for doubtful debtors of RR 2,818 million as at 30 September 2005 and RR 4,169 million as at 31 December 2004)	1,819	2,200
Other (Net of allowance of RR 607 million as at 30 September 2005 and 865 million as at 31 December 2004)	10,551	5,193
Total	**38,397**	**32,561**

Note 11: Cash and cash equivalents

	30 September 2005	31 December 2004
Cash at bank and in hand	31,178	22,413
Cash equivalents	2,857	12,880
Foreign currency accounts	254	551
Total	**34,289**	**35,844**

Cash equivalents comprise short-term investments in bank promissory notes and certificates of deposit.

(in millions of Russian Roubles)

Note 12: Accounts receivable and prepayments

	30 September 2005	31 December 2004
Trade receivables (Net of allowance for doubtful debtors of RR 51,037 million as at 30 September 2005 and RR 36,003 million as at 31 December 2004)	44,762	44,271
Value added tax recoverable	36,013	28,940
Advances to suppliers and prepayments	18,418	13,224
Receivables from associates	908	1,809
Other receivables (Net of allowance for doubtful debtors of RR 5,491 million as at 30 September 2005 and RR 6,491 million as at 31 December 2004)	31,344	22,998
Total	**131,445**	**111,242**

As at 30 September 2005 and 31 December 2004, the above other receivables balance included RR 15,822 million and RR 7,921 million of tax prepayments, respectively, which are to be settled against future tax liabilities.

Management has determined the allowance for doubtful debtors based on specific customer identification, customer payment trends, subsequent receipts and settlements and the analysis of expected future cash flows. Based on the expected collection rate, discount rates of 16-25 percent have been used in the estimate of fair value of future cash flows. The effects of discounting are reflected in the doubtful debtor allowance and expense. The management of the Group believes that Group entities will be able to realise the net receivable amount through direct collections and other non-cash settlements, and that, therefore, the recorded value approximates their fair value.

Certain trade receivables have been restructured and as a result are due to be realised more than one year from the balance sheet date (refer to Note 10). The loss on restructuring is included in doubtful debtors expense.

Note 13: Inventories

	30 September 2005	31 December 2004
Materials and supplies	25,783	24,736
Fuel production stocks	17,804	15,656
Other inventories	2,512	1,564
Total	**46,099**	**41,956**

The above inventory balances are recorded net of an obsolescence provision of RR 2,372 million and RR 2,185 million as at 30 September 2005 and 31 December 2004, respectively.

As at 30 September 2005 and 31 December 2004, the inventory balance included RR 13,062 million and RR 16,502 million, respectively, of inventory pledged as collateral under loan agreements.

(in millions of Russian Roubles)

Note 14: Equity

Share Capital

	Number of shares issued and fully paid	30 September 2005	31 December 2004
Ordinary shares	41,041,753,984	147,439	147,439
Preference shares	2,075,149,384	7,667	7,667
Total	**43,116,903,368**	**155,106**	**155,106**

The authorised number of ordinary and preference shares are 47,509,289,488 and 2,075,149,384 respectively, both with a nominal value per share of 0.5 Russian Roubles. The carrying amount of share capital has been adjusted to take into account the effects of hyperinflation that existed in Russian Federation until the end of 2002.

Ordinary shares and preference shares. Preference shares have no right of conversion or redemption, but are entitled to a minimum annual dividend of 10 percent of net statutory profit. In total the preference dividend may not be less than the ordinary dividend and is not cumulative. Preference shares carry no voting rights except when dividends on preference shares have not been declared fully at the Annual Shareholders' meeting. In liquidation preference shareholders are first paid any declared unpaid dividends and then the nominal value of the shares ("liquidation value"). Following this, preference shareholders participate equally in the distribution of remaining assets with ordinary shareholders.

Increase of minority interest due to the restructuring During the nine months ended 30 September 2005 state registration of new entities created as a result of reorganization of subsidiaries of RAO UES was completed.

The owners of preference shares of the reorganized subsidiaries received additional preference shares of the newly created entities, since their share capital was formed from the shareholders' funds of the reorganized subsidiaries (including additional paid-in capital and retained earnings).

In accordance with the Group accounting policy (refer to Note 4) special rights of the owners of preference shares are taken into account in calculating minority interest: as the owners of preference shares have the right to the liquidation (nominal) value of their preference shares upon liquidation of the entities and also to participate in the distribution of the assets of the liquidated entities.

The increase in the total amount of preference shares in issue in Group entities and related increase of their liquidation (nominal) value resulted in the increase of minority interest. This increase is shown as "Changes in Group structure" in the Statement of Changes in Equity for the nine months ended 30 September 2005.

Dividends. The annual statutory accounts of the parent company, RAO UES, form the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis of distribution as the net profit. For 2004, the statutory profit for the parent company, RAO UES, as reported in the published statutory reporting forms, was RR 24,069 million. However this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and, accordingly, management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these Financial Statements.

A dividend was declared in 2005 in respect of the year ended 31 December 2004 of RR 0.0559 per ordinary share and RR 0.2233 per preference share.

Treasury shares. The Group periodically purchases and sells treasury shares. Treasury shares as at 30 September 2005 represent 450,528,494 (31 December 2004: 467,812,021) ordinary shares and 6,696,727 (31 December 2004: 14,968,763) preference shares.

(in millions of Russian Roubles)

Note 14: Equity (continued)

Treasury shares

	Cost as at 31 December 2004	Purchases and disposals, net	Cost as at 30 September 2005
Ordinary shares	3,871	(182)	3,689
Preference shares	54	(36)	18
Total	**3,925**	**(218)**	**3,707**

Other reserves:

Fair value reserve for available for sale investments. In the reporting period, the Group retrospectively corrected an error relating to the accounting for certain available for sale investments, whose value declined significantly in 2002-2003. Originally, this decline in value in a total amount of RR 4,988 million was recognised in the fair value reserve. In management's view this decline should have been correctly treated as an impairment and recognised in the statement of operations. As a result of the correction, the fair value reserve for available for sale investments was retrospectively increased and retained earnings decreased by that amount. The correction did not have any impact on the profit or total equity of the periods presented.

Translation reserve. The translation reserve, relating to the exchange differences arising on translation of the net assets of foreign subsidiaries, as at 30 September 2005 was a credit of RR 56 million (31 December 2004: a debit of RR 268 million) and is included in retained earnings and other reserves.

Note 15: Profit tax

Profit tax charge

	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Current profit tax charge	(2,629)	(17,989)	(2,026)	(15,054)
Deferred profit tax benefit/ (charge)	1,026	(427)	2,481	1,727
Total profit tax (charge)/ benefit	**(1,603)**	**(18,416)**	**455**	**(13,327)**

During the nine months ended 30 September 2005 most members of the Group were subject to profit tax rates of 24 percent on taxable profit.

In accordance with Russian tax legislation, tax losses in different Group companies may not be relieved against taxable profit of other Group companies. Accordingly, profit tax may accrue even where there is a net consolidated tax loss.

(in millions of Russian Roubles)

Note 15: Profit tax (continued)

Net profit before profit tax for financial reporting purposes is reconciled to profit tax expenses as follows:

	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
(Loss)/profit before profit tax	(9,148)	29,504	(5,230)	30,757
Theoretical profit tax benefit/(charge) at an average statutory tax rate of 24 percent	2,196	(7,081)	1,255	(7,382)
Tax effect of items which are not deductible or assessable for taxation purposes:				
Tax interest and penalties release	441	694	140	308
Other non-deductible and non-taxable items, net	(4,803)	(7,275)	(2,343)	(6,486)
Effect of statutory revaluation on tax base	242	332	641	1,235
Non-recognised deferred tax assets movements	2,155	(2,849)	174	(1,048)
Other	(1,834)	(2,237)	588	46
Total profit tax (charge)/ benefit	**(1,603)**	**(18,416)**	**455**	**(13,327)**

Deferred profit tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. Deferred profit tax assets and liabilities are measured at 24 percent, the rate expected to be applicable when the assets or liabilities will reverse.

(in millions of Russian Roubles)

Note 15: Profit tax (continued)

Deferred profit tax liabilities

	31 December 2004	Movement for the period recognised in Statement of operations	Movement for the period recognised in equity	30 September 2005
Trade receivables	(6,151)	2,264	-	(3,887)
Property, plant and equipment	63,387	(2,064)	(148)	61,175
Losses carried forward	(631)	(201)	-	(832)
Other	(514)	(464)	7	(971)
Total	**56,091**	**(465)**	**(141)**	**55,485**

Deferred profit tax assets

	31 December 2004	Movement for the period recognised in Statement of operations	30 September 2005
Allowance for doubtful debtors	2,123	2,720	4,843
Property, plant and equipment	10,076	(1,485)	8,591
Losses carried forward	505	83	588
Other	(73)	639	566
Deferred profit tax assets	12,631	1,957	14,588
Less: non-recognized deferred tax assets	(6,694)	(2,848)	(9,542)
Total	**5,937**	**(891)**	**5,046**

Temporary differences on property, plant and equipment relate to differences in depreciation rates, adoption of IAS 29, IAS 36 and statutory revaluation (at extent accepted for tax purposes).

As at 30 September 2005 and 31 December 2004 the Group has not recognized a deferred tax liability in respect of temporary differences associated with investments in subsidiaries that may crystallise depending on how the RAO UES restructuring is effected as the Group is able to control the timing of the reversal of these temporary differences and does not intend to reverse them in the foreseeable future. Deferred tax liability in respect of these temporary differences can vary from zero to RR 104 billion depending on the manner of RAO UES restructuring.

The Group did not recognise deferred tax assets in the amount RR 9,542 million because it is not probable that future taxable profit will be available against which the Group can utilize benefits therefrom.

Tax losses can be carried forward for a maximum of 10 years.

(in millions of Russian Roubles)

Note 16: Non-current debt

	Currency	Effective interest rate	Due	30 September 2005	31 December 2004
Central and regional government loans	US$	LIBOR + 3.0%	2005 and thereafter	2,847	2,772
Central and regional government loans	RR	21.0% - 48.0%	2005 and thereafter	196	419
Bonds issued by subsidiaries	RR	8.5% -18.0%	2005-2010	15,677	9,359
Bonds issued by RAO HO	RR	15.0%	2005	3,000	3,000
Bank debt from foreign banks	Euro	EURIBOR+4.1%	2005	-	616
Bank debt from foreign banks	Euro	EURIBOR+4.25%	2005 and thereafter	1,100	1,361
Bank debt from foreign banks	US$	LIBOR + 3.4%	2005-2006	2,341	1,260
Bank debt from foreign banks	US$	LIBOR + 2.7%	2005	641	780
Bank debt from Russian banks	RR	10.0% - 16.0%	2005-2009	12,939	4,467
Bank debt from Russian banks	US$	LIBOR + 4.8%	2006	1,282	1,249
Finance lease liability	RR	-	-	888	-
Other long-term debt				3,571	2,142
Total non-current debt				44,482	27,425
Less: current portion of non-current debt				(10,553)	(7,378)
Total				**33,929**	**20,047**

Maturity table

	30 September 2005	31 December 2004
Due for repayment		
Between one and two years	10,595	4,163
Between two and three years	7,778	11,020
Between three and four years	2,080	1,847
Between four and five years	10,194	1,233
After five years	3,282	1,784
Total	**33,929**	**20,047**

Except as otherwise noted, the majority of the above bank debt is obtained at fixed interest rates.

The effective interest rate is the market interest rate applicable to the loan at the date of origination for fixed rate loans and the current market rate for floating rate loans.

The Group has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

At the balance sheet date, the estimated fair value of total non-current debt (including the current portion) was RR 43,501 million (31 December 2004: RR 27,652 million), which is estimated by discounting the future contractual cash flows at the estimated current market interest rates available to the Group for similar financial instruments.

(in millions of Russian Roubles)

Note 17: Other non-current liabilities

	30 September 2005	31 December 2004
Taxes payable	7,779	12,010
Trade payables	589	720
Other	8,980	6,062
Total other non-current liabilities	17,348	18,792
Less: current portion of restructured liabilities	(1,398)	(1,757)
Total	**15,950**	**17,035**

In accordance with Government Resolution No. 1002 dated 3 September 1999, the majority of Group entities have restructured taxes including fines and interest to be repaid over a period of up to 10 years. Non-adherence to certain payment schedules could result in the gross amount of taxes payable including fines and interest becoming due on demand. Additionally, a number of Group entities have restructured trade payables to be repaid over a period of up to five years. Based on the contractual dates of repayment, discount rate of 21-24 percent has been used in the estimate of the fair value of these liabilities at the date of restructuring.

The maturity profile is as follows:

Maturity table	30 September 2005	31 December 2004
Due for repayment		
Between one and two years	1,206	2,430
Between two and five years	3,752	6,553
After five years	10,992	8,052
Total	**15,950**	**17,035**

Note 18: Current debt and current portion of non-current debt

	Effective interest rate	30 September 2005	31 December 2004
Current debt	7.0% - 16.0%	75,843	58,571
Current portion of non-current debt		10,553	7,378
Current portion of finance lease liability		674	-
Total		**87,070**	**65,949**

Note 19: Accounts payable and accrued charges

	30 September 2005	31 December 2004
Trade payables	52,630	44,898
Accrued liabilities and other creditors	37,202	36,018
Bills of exchange payable	1,701	747
Dividends payable	2,855	1,898
Current portion of trade payables and other creditors restructured to long-term	181	304
Payable to associates	5	-
Total	**94,574**	**83,865**

Restructured trade payables which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 17. The effect of restructuring the trade payables is included in Note 23.

(in millions of Russian Roubles)

Note 20: Taxes payable

	30 September 2005	31 December 2004
Value added tax	24,129	21,608
Fines and interest	11,775	8,217
Profit tax	3,841	4,715
Property tax	2,969	1,461
Employee taxes	2,398	2,294
Other taxes	4,364	2,979
Current portion of taxes restructured to long-term	1,166	1,453
Total	**50,642**	**42,727**

Included in the payable for value added tax is RR 20,597 million of deferred VAT which only becomes payable to the authorities when the underlying receivables balance is either recovered or written off (31 December 2004: RR 16,021 million).

The principal tax liabilities past due, excluding the amounts which have been restructured, accrue interest each day at one three hundredth of the current refinance rate of the Central Bank of the Russian Federation. As at 30 September 2005 and 31 December 2004 the refinance rate was 13 percent. Interest does not accrue on tax fines and interest.

Restructured taxes, including fines and interest, which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 17.

Note 21: Revenues

	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Electricity	128,569	413,228	114,104	371,536
Heating	10,861	88,058	9,992	75,400
Other	11,727	40,981	10,887	30,777
Total revenues	**151,157**	**542,267**	**134,983**	**477,713**

(in millions of Russian Roubles)

Note 22: Operating expenses

	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Raw materials and consumables used, including	45,106	166,475	36,927	139,441
Fuel expenses	*40,957*	*154,260*	*33,487*	*129,912*
Other materials	*4,149*	*12,215*	*3,440*	*9,529*
Employee benefit expenses and payroll taxes	32,685	93,113	26,201	75,293
Purchased power	18,680	60,096	16,477	54,362
Electricity and heat distribution	3,725	9,572	2,148	6,465
Water usage expenses	1,252	3,635	1,003	3,331
Third parties services, including	28,082	69,610	22,275	57,925
Repairs and maintenance	*16,796*	*39,985*	*13,097*	*34,889*
Rent	*1,938*	*4,620*	*1,176*	*3,695*
Insurance expense	*1,345*	*4,043*	*1,223*	*3,554*
Consulting, legal and information services	*1,276*	*3,655*	*945*	*2,735*
Security services	*1,145*	*3,059*	*796*	*2,210*
Transportation services	*1,310*	*2,921*	*1,141*	*2,408*
Bank services	*525*	*2,184*	*557*	*1,784*
Telecommunication services	*454*	*1,231*	*338*	*945*
Commission fee	*769*	*1,779*	*611*	*1,048*
Production services	*2,524*	*6,133*	*2,391*	*4,657*
Depreciation and impairment of property, plant and equipment	17,674	51,213	17,211	50,785
Taxes other than on income	3,095	13,680	3,509	14,348
Doubtful debtors expense/(reversal)	2,669	8,788	(93)	3,356
Fines and penalties, other than on taxes	1,180	3,020	634	2,037
Social expenditures	960	1,739	387	1,239
Charity expenses	731	1,401	760	1,497
Expenses related to restructuring process	364	1,260	202	789
Labor protection costs	280	798	140	488
Business trip expenses	307	855	354	849
Work performed by the Group and capitalised	(993)	(2,143)	(631)	(1,717)
Other expenses	2,485	19,439	6,774	24,672
Total operating expenses	**158,282**	**502,551**	**134,278**	**435,160**

Note 23: Finance costs – net

	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Interest expense (borrowings)	(2,173)	(6,463)	(3,014)	(5,860)
Interest expense (release of prior period discounting)	(1,837)	(5,700)	(2,550)	(6,115)
Leasing finance charges	(122)	(122)	-	-
Foreign exchange (loss)/gain	(142)	(120)	(365)	349
Total	**(4,274)**	**(12,405)**	**(5,929)**	**(11,626)**

The discounting of restructured payable amounts gives rise to a gain. Subsequent to its initial recognition, the discount is amortized over the period of the restructuring as an expense. Further information on the restructuring of accounts payable and taxes payable is contained in Notes 17, 19 and 20.

(in millions of Russian Roubles)

Note 24: Earnings per share

	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Weighted average number of ordinary shares issued (thousands)	41,041,754	41,041,754	41,041,754	41,041,754
Weighted average number of preference shares issued (thousands)	2,075,149	2,075,149	2,075,149	2,075,149
Adjustment for weighted average number of treasury shares (thousands)	(458,161)	(472,790)	(115,081)	(82,418)
Weighted average number of ordinary and preference shares outstanding (thousands)	42,658,742	42,644,113	43,001,822	43,034,485
(Loss)/profit attributable to the shareholders of RAO UES	(6,409)	9,749	(1,319)	14,103
Weighted average earnings per ordinary and preference share – basic and diluted (in Russian Roubles)	(0.15)	0.23	(0.03)	0.33

Taking into account the effect of the unequal dividends paid in the period (refer to Note 14), and based on the weighted average numbers of preference and ordinary shares outstanding, the earnings per share for the two classes of shares were as follows:

(in millions of Russian Roubles)

Note 24: Earnings per share (continued)

	Three months ended 30 September 2005	Nine months ended 30 September 2005	Three months ended 30 September 2004	Nine months ended 30 September 2004
Weighted average number of ordinary shares issued (thousands)	41,041,754	41,041,754	41,041,754	41,041,754
Adjustment for weighted average number of ordinary treasury shares (thousands)	(450,886)	(461,342)	(98,312)	(65,649)
Weighted average number of ordinary shares outstanding (thousands)	40,590,868	40,580,412	40,943,442	40,976,105
Weighted average number of preference shares issued (thousands)	2,075,149	2,075,149	2,075,149	2,075,149
Adjustment for weighted average number of preference treasury shares (thousands)	(7,275)	(11,448)	(16,769)	(16,769)
Weighted average number of preference shares outstanding (thousands)	2,067,874	2,063,701	2,058,380	2,058,380
Dividends paid to ordinary shares outstanding	-	2,294	-	1,925
Dividends paid to preference shares outstanding	-	464	-	474
Total dividends paid	-	2,758	-	2,399
Total (loss)/profit attributable to ordinary equity holders less dividends paid	(6,409)	6,991	(1,319)	11,704
- attributable to ordinary shareholders	(6,098)	6,653	(1,256)	11,144
- attributable to preference shareholders	(311)	338	(63)	560
Total earnings attributable to the ordinary shareholders	(6,098)	8,947	(1,256)	13,069
Total earnings attributable to the preference shareholders	(311)	802	(63)	1,034
Earnings per ordinary share – basic and diluted (in Russian Roubles)	(0.15)	0.22	(0.03)	0.32
Earnings per preference share – basic and diluted (in Russian Roubles)	(0.15)	0.39	(0.03)	0.50

Note 25: Commitments

Sales commitments. The Group has entered into a contract with TOO Kazenergoresource (Kazakhstan), a contract with concern Belenergo (Belorussia), two contracts with TPK Sirius (China) and a contract with Fortum Power and Heat Oy (Finland).

(in millions of Russian Roubles)

Note 25: Commitments (continued)

The contract with TOO Kazenergoresource specifies the supply of 0.17 million MWh per year 2005 and 1.47 million MWh of electricity per year 2006 and 1.44 million MWh of electricity per 2007. Commitment for electricity supply for the 4th quarter 2005 is 0.03 million MWh. The price for the electricity to be supplied is fixed at USD 24.7 per MWh from 1 January 2005. The contract expires in March 2008.

The contract with concern Belenergo specifies the supply of 4.93 million MWh of electricity in 2005 and 3.3 million MWh of electricity in 2006 and 4.5 million MWh in 2007. Commitment for electricity supply for the 4th quarter 2005 is 1.36 million MWh. The price for electricity to be supplied is fixed at USD 20.3 per MWh for the year 2005 and USD 23.5 for the year 2006. The contract expires in December 2007.

Two contracts with TPK Sirius specify the supply of 15.76 million MWh of electricity for the period from 26 May 2004 to 31 December 2013, for the year 2005 – 0.54 million MWh. Commitment for electricity supply for the 4th quarter 2005 is 0.16 million MWh. The price for electricity to be supplied is fixed at USD 21.5 per MWh for the year 2005 and USD 23.0 for 2006. According to the contracts terms the price of the actually supplied electrical power shall increase, if the actual hourly capacity and the quantity of the electrical power differ by more than 10 percent from the agreed figures. The price of the electrical power to be supplied is determined annually on the basis of the supplementary agreements. The contracts will be executed in USD.

The contract with Fortum Power and Heat Oy specifies the supply of maximum 2.5 million MWh of electricity per year and is divided between an obligatory volume of 1.6 million MWh of electricity per year and an additional volume of 0.9 million MWh of electricity per year. Commitment for obligatory volume electricity supply for the 4th quarter 2005 is 1.04 million MWh. The basic price for the electricity supplied is EURO 20.0 in 2005 and EURO 20.5 in 2006. The price will depend on the fee for the entering the Finland electricity grid, which equals EURO 3.5188. The contract will be executed in EURO. The contract expires in December 2007.

Purchase commitment. The Group concluded agreements with its electricity suppliers Ekibastuzskaya GRES-2 (Kazakhstan), OAO Elektricheskie Stantsii (Kirgizstan), AES Ekibastuz (Kazakhstan) and TOO Kazenergoresource (Kazakhstan).

In August 2003 the Group concluded the agreement with its electricity supplier, Ekibastuzskaya GRES-2, for the period from 2003 through 2007. The quantity of electricity to be supplied is 6 million MWh per annum. Commitment for electricity purchase for 4th quarter 2005 is 5.27 million MWh. The price for the period from September 2004 to February 2005 is fixed at RR 277 per MWh, for the period from March 2005 to December 2005 is fixed at RR 287 per MWh.

The agreement with OAO Elektricheskie Stantsii specifies the supply of 1.1 million MWh per year 2005. Commitment for electricity purchase for 4th quarter 2005 is 0.51 million MWh. The price is USD 6.6 per MWh. According to the contract terms the price may increase by not more than 10 percent per year, price revision is possible two times per year. The contract will be executed in USD. The contract expires in December 2008.

The agreement with AES Ekibastuz specifies to supply of 0.21 million MWh in 2005, 2.6 million MWh in 2006 - 2008 per annum. Commitment for electricity purchase for 4th quarter 2005 is 0.21 million MWh. The future period volume of electricity to be supplied will be defined later. The price for 2005 is USD 10.35 per MWh, for 2006 – USD 11.10 per MWh, for 2007 – USD 11.99 per MWh and for 2008 – USD 12.95 per MWh. The price for the subsequent periods will be defined by an additional agreement. The contract will be executed in USD. The contract expires in December 2015.

The agreement with TOO Kazenergoresource specifies the supply of 1.07 million MWh in 2005. The future period volume of electricity to be supplied will be defined later. Commitment for electricity purchase for 4th quarter 2005 is 0.35 million MWh. The price is USD 11.0 per MWh in 2005. The contract will be executed in USD. The contract expires in December 2007. The price for the future periods will be defined by an additional agreement.

Fuel commitments. Group entities have numerous fuel contracts. These fuel contracts represent less than the total annual fuel requirement of the Group. Additional fuel requirements are purchased through short-term agreements and on a spot basis from a variety of suppliers. Prices under the Group's natural gas and coal contracts are generally determined by reference to base amounts adjusted to reflect provisions for changes in regulatory prices, published inflation indices and current market prices.

(in millions of Russian Roubles)

Note 25: Commitments (continued)

***Social commitments*.** Group entities contribute to the maintenance and upkeep of the local infrastructure and the welfare of its employees, including contributions toward the development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates.

***Capital commitments*.** Future capital expenditures for which contracts have been signed amount to RR 70,925 million as at 30 September 2005 and RR 46,555 million as at 31 December 2004.

Note 26: Contingencies

***Political environment*.** The operations and earnings of Group entities continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

***Insurance*.** The Group holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Group is exposed for those risks for which it does not have insurance.

***Legal proceedings*.** Group entities are party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which, upon final disposition, will have a material adverse effect on the financial position of the Group.

***Tax contingency*.** Russian tax, currency and customs legislation is subject to varying interpretation, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances review may cover longer periods.

Due to the fact, that the tax and other legislation does not fully cover all the aspects of the Group restructuring, there might be respective legal and tax risks.

Certain tax authorities have indicated that they believe that some Group entities, including OAO Mosenergo, may be liable for additional taxes on the basis that the subscription fees paid to RAO UES, SO-CDU and FGC for managing the transmission of electricity, dispatch functions and for development of the Group's strategy constitute financial aid, that property received as contribution to charter capital should be valued differently for tax purposes, and that expenses have been overstated by the amounts of abnormal losses of electricity dispatched etc.

No disclosure has been made in respect of the possible financial effect of potential claims or disputes on these matters, as to do so might prejudice seriously the position of the Group.

As at 30 September 2005 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these Financial Statements.

***Environmental matters*.** Group entities and their predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. Group entities periodically evaluate their obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage, other than any amounts which have been accrued in the accompanying consolidated balance sheet.

(in millions of Russian Roubles)

Note 27: Financial instruments and financial risk factors

Financial risk factors. The Group's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, changes in interest rates and the collectibility of receivables. The Group does not have a risk policy in order to hedge its financial exposures.

Credit risk. Financial assets which potentially subject Group entities to concentrations of credit risk consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the allowance for doubtful debtors already recorded (see Note 2).

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

Foreign exchange risk. The Group primarily operates within the Russian Federation, with minimal exports of electricity. The majority of the Group's purchases are denominated in Russian Roubles. The major concentration of foreign exchange risk is in relation to foreign currency denominated sales and purchase commitments (see Note 25) and foreign currency denominated debt (see Note 16).

Interest rate risk. The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long term borrowings are fixed, these are disclosed in Note 16. The Group has no significant interest-bearing assets.

Fair values. The fair value of investments and borrowings is discussed in Note 14 and 16 respectively. Management believes that the fair value of other financial assets and financial liabilities is not significantly different from their carrying amounts.

Note 28: Subsequent events

Pursuant to resolution of the Board of Directors as at 4 October 2005, RAO UES acquired 22.4 percent of the shares of OAO Power Machines. The total consideration paid in cash was RR 2,939 million (US$ 102 million). In accordance with the shareholders' agreement RAO UES can exercise the right to call for the issue of the power of attorney by another shareholder for an additional 30.4 percent of shares of OAO Power Machines in order to enable RAO UES to exercise certain rights in OAO Power Machines shareholders' meetings.

In November 2005, the Group sold 49 percent shares of ZAO Moldavskaya GRES for consideration RR 1,125 million (US$ 39,2 million) paid in cash.